06008435

RECEIVED
MAR 31 2006

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43115

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H.C. Wainwright & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

52 Vanderbilt Avenue, 12th Floor
(No. and Street)

New York,	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. John Clarke (212) 856-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street	New York	N.Y.	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 30 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Clarke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H.C. Wainwright & Co., Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINE HARRISON
Notary Public, State of New York
No. 01HA6125900
Qualified in Queens County
Term Expires April 25, 2009

Notary Public

Signature

President and Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

H.C. WAINWRIGHT & CO., INC.

December 31, 2005

CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder of
H.C. Wainwright & Co., Inc.

We have audited the accompanying statement of financial condition of H.C. Wainwright & Co., Inc. (the "Company") as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H.C. Wainwright & Co., Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 14 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
March 29, 2006

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

H.C. Wainwright & Co., Inc.
(A wholly-owned subsidiary of H.C. Wainwright Holding Corporation)

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Cash	$ 783,217
Restricted cash	328,751
Due from brokers	479,645
Securities owned at fair value	412,327
Deferred tax receivable	690,000
Other assets	124,297
Total assets	$ 2,818,237

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 225,486
Deferred rent liability	123,206
Subordinated borrowings	54,744
Total liabilities	403,436
Commitments and contingencies	
Stockholder's equity	
Common stock no par value 200,000 shares, authorized; 100,000 shares issued	883,867
Paid-in capital	12,530,173
Less treasury stock, at cost, 5,000 shares	(98,050)
Accumulated deficit	(10,901,189)
Total stockholder's equity	2,414,801
Total liabilities and stockholder's equity	$ 2,818,237

The accompanying notes are an integral part of this statement.

H.C. Wainwright & Co., Inc.
(A wholly-owned subsidiary of H.C. Wainwright Holding Corporation)

STATEMENT OF OPERATIONS

Year ended December 31, 2005

Revenues	
Investment banking fees	$3,248,041
Principal transactions	2,001,863
Commissions	32,220
Interest and dividends	13,253
Other	61,594
Total revenues	5,356,971
Expenses	
Employee compensation and benefits	2,634,051
Occupancy and equipment	386,271
Professional services	208,147
Office services and administration	103,939
Depreciation and amortization	65,940
Brokerage information and research services	58,696
Clearing fees	38,273
Fees, dues and assessments	32,221
Marketing and promotional	28,522
Insurance	24,025
Other operating expenses	126,181
Total expenses	3,706,266
Income before income tax provision	1,650,705
Provision for income taxes	1,169,881
Utilization of tax net operating loss carryfoward	(300,000)
Net income tax expense	869,881
NET INCOME	$ 780,824

The accompanying notes are an integral part of this statement.

H.C. Wainwright & Co., Inc.
(A wholly-owned subsidiary of H.C. Wainwright Holding Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended December 31, 2005

	Common shares	Stock amount	Treasury stock	Paid-in capital	Accumulated deficit	Total
Balance, January 1, 2005	100,000	$883,867	$(98,050)	$15,927,599	$(11,682,013)	$ 5,031,403
Forgiveness of accounts receivable receivable from Parent	-	-	-	(3,397,426)	-	(3,397,426)
Net income	-	-	-	-	780,824	780,824
Balance, December 31, 2005	100,000	$883,867	$(98,050)	$12,530,173	$(10,901,189)	$ 2,414,801

The accompanying notes are an integral part of this statement.

H.C. Wainwright & Co., Inc.
(A wholly-owned subsidiary of H.C. Wainwright Holding Corporation)

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

Year ended December 31, 2005

Subordinated borrowings at January 1, 2005	$ 554,744
Repayment of subordinated debt	(500,000)
Subordinated borrowings at December 31, 2005	$ 54,744

The accompanying notes are an integral part of this statement.

H.C. Wainwright & Co., Inc.
(A wholly-owned subsidiary of H.C. Wainwright Holding Corporation)

STATEMENT OF CASH FLOWS

Year ended December 31, 2005

Cash flows from operating activities	
Net income	$ 780,824
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	65,940
Deferred tax provision	578,021
(Increase) decrease in operating assets	
Securities owned	(305,535)
Restricted cash	(328,751)
Due from brokers	(435,862)
Other assets	354,609
(Decrease) increase in operating liabilities	
Accounts payable and accrued expenses	(188,609)
Deferred rent liabilities	123,206
Net cash provided by operating activities	643,843
Cash flows from investing activities	
Purchases of furniture and fixtures	(11,743)
Net cash used in investing activities	(11,743)
Cash flows from financing activities	
Payment of subordinated borrowings	(500,000)
Net cash used in financing activities	(500,000)
Net increase in cash and cash equivalents	132,100
Cash and cash equivalents, beginning of year	651,117
Cash and cash equivalents, end of year	$ 783,217
Supplemental cash flow data:	
Interest paid	$997
Taxes paid	$265,600
Noncash activities:	
Forgivieness of accounts receivable from parent	$3,397,426

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

1. *The Company*

H.C. Wainwright & Co., Inc. (the "Company") (a wholly-owned subsidiary of H.C. Wainwright Holding Corporation (the "Parent")) is a Massachusetts corporation and a broker and dealer in securities. The Company introduces brokerage transactions for clearance and execution services to Legent Clearing Corp. and Pershing, LLL ("clearing brokers"), on a fully disclosed basis.

2. *Securities Transactions*

Securities transactions and related commission revenues and expenses are recorded in the financial statements on a settlement-date basis, which approximates a trade-date basis.

3. *Securities Owned, at Fair Value*

Securities owned, comprised mostly of restricted stock and warrants, are not readily marketable and are valued at their estimated fair value as determined by management of the Company. Realized and unrealized gains or losses are recorded in the statement of operations.

4. *Depreciation and Amortization*

Depreciation is computed using the straight-line method based on the estimated useful lives of the assets. Costs incurred in connection with improvements to the Company's leased premises have been capitalized and are being amortized over the term of the lease using the straight-line method. During 2005, the Company wrote off its remaining furniture and fixtures, along with its leasehold improvements in conjunction with the end of its previous office lease.

5. *Income Taxes*

The Company is included in the consolidated Federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company files on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Amount due from Parent related to deferred income taxes receivable was $690,000 at December 31, 2005 and related to net operating losses.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005

NOTE A (continued)

6. *Cash and Restricted Cash*

Cash consists of checking accounts and money market funds held with two nationally recognized banks. The Company has a restricted cash balance of $328,751 at December 31, 2005. This restricted cash supports a fully collateralized letter of credit for the lease of its New York City office space.

7. *Investment Banking*

Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

8. *Use of Estimates*

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule pursuant to Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital , both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company's had net capital of $850,614, which was $750,614 in excess of its required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .36 to 1.

NOTE C - DUE FROM BROKERS

The agreement between the Company and clearing brokers provides that the Company is obligated to assume any exposure related to nonperformance by its customers, thus exposing the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. The Company monitors its customer activity by reviewing information it receives from the clearing brokers on a regular basis, requiring customers to deposit additional collateral or reduce positions when necessary and reserving for doubtful accounts when necessary. Receivable from clearing brokers represents cash on deposit at the clearing brokers. The clearing brokers are members of various stock exchanges and are subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission.

NOTE D - COMMITMENTS AND CONTINGENT LIABILITIES

The Company has obligations for its office space in New York City under the terms of a noncancelable operating lease agreement that expires in 2012. The lease agreement is with an affiliated company of the Parent. Rent expense for the year ended December 31, 2005 was approximately $384,000. Future minimum annual rental commitments under this agreement are as follows:

Year ending December 31,	
2006	$260,492
2007	292,370
2008	305,146
2009	334,506
2010	344,541
Thereafter	348,961

NOTE E - SAVINGS AND INVESTMENT PLAN

The Company provides a savings and investment plan for eligible employees. The plan is a defined contribution plan, which allows for a compensation reduction feature under Section 401(k) of the Internal Revenue Code. A matching employer contribution, not to exceed 6% of the employee's compensation for the plan year, may be made to each employee's account at the Company's discretion. The Company has made contributions in 2005 amounting to approximately $14,000.

NOTE F - RELATED-PARTY TRANSACTIONS

During 2005, the Company repaid a subordinated note in the amount of $500,000 to an affiliated entity.

NOTE G - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. In addition, the Company maintains balances at its banks in excess of the Federal Deposit Insurance Corporation limits.

NOTE H - FAIR VALUE OF FINANCIAL INSTRUMENTS

The financial instruments of the Company are reported in the statement of financial condition at fair value or at carrying amounts that approximate fair value because of the short maturity of such instruments, except for the subordinated borrowings.

The fair values of the Company's subordinated borrowings are determined using contractual cash flows discounted at current interest rates offered to the Company for debt with substantially the same characteristics and maturities. The fair values of such instruments approximate their carrying amounts at December 31, 2005.

NOTE I - SUBSEQUENT EVENT

On March 28, 2006, the Company received a cash infusion in the amount of $10 million from its parent. The cash infusion will be used to increase working and regulatory capital, enhance the Company's operations and to expand the Company into new trading platforms in the capital market business.

SUPPLEMENTAL SCHEDULES

H.C. Wainwright & Co., Inc.
(A wholly-owned subsidiary of H.C. Wainwright Holding Corporation)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

Net capital	
Stockholder's equity	$2,414,801
Additions	
Subordinated borrowings	54,744
Deductions	
Nonallowable assets	
Restricted cash	328,751
Securities with no ready market	412,327
Deferred tax receivables	690,000
Other assets	74,297
Total nonallowable assets	1,505,375
Tentative net capital	964,170
Undue concentration n cash deposits	(113,556)
Net capital	$ 850,614
Minimum net capital requirement of reporting broker or dealer (the greater of $100,000, 6-2/3% of aggregate indebtedness, as defined)	$ 100,000
Excess net capital	$ 750,614
Ratio of aggregate indebtedness to net capital	.36 to 1
Schedule of aggregate indebtedness	
Accounts payable and accrued expenses	$225,486
Deferred rent liability	123,206
	$348,692

(a) There were no material differences noted between the above computation and the Company's computation included in Part IIA of amended Form X-17A-5 as of December 31, 2005.

H.C. Wainwright & Co., Inc.
(A wholly-owned subsidiary of H.C. Wainwright Holding Corporation)

STATEMENT REGARDING SEC RULE 15c3-3

December 31, 2005

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.